UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Not Applicable

(Translation of registrant’s name into English)

 Room 303, Building H, Phoenix Place,

No. A5 Shuguangxili,

Chaoyang District, Beijing,

P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTStarcom Holdings Corp.

	By :	/s/ William Wong
	Name :	William Wong
	Title :	Chief Operating Officer

Date: March 21, 2013

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated March 21, 2013, entitled “UTStarcom Announces Results of Its Extraordinary Meeting of Shareholders and Effectiveness of One-for-Three Reverse Share Split”

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